Exhibit 99.4

900 Third Avenue, 24th Floor New York NY 10022 USA dwpv.com

September 9, 2026

Fortis Inc.
Fortis Place, Suite 1100
5 Springdale Street
St. John’s, NL A1B 3T2

Prospectus Supplement of Fortis Inc.

We refer to the prospectus supplement dated September 9, 2026 (the “Prospectus Supplement”) to the short form base shelf prospectus of Fortis Inc. dated December 9, 2024 forming part of the Registration Statement on Form F-10 (File No. 333-283687) filed by the Corporation with the U.S. Securities and Exchange Commission.

We hereby consent to the use of our firm’s name under the headings “Legal Matters” and “Documents Filed as Part of the Registration Statement” in the Prospectus Supplement, and consent to the use of our firm’s name and the reference to our opinion under the heading “United States Federal Income Tax Considerations” in the Prospectus Supplement.

In giving this consent, we do not acknowledge that we come within the category of persons whose consent is required by the United States Securities Act of 1933, as amended, or the rules and regulations thereunder.

Yours very truly,

(Signed) Davies Ward Phillips & Vineberg LLP